

SECI 16003110

SEC
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Section

FEB 24 2016

Washington DC
409



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67160

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRV Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Michigan Avenue, Suite 1100

                                (No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Felton   (312) 506-6801

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                           (Name – *if individual, state last, first, middle name*)

155 N. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

        ☑ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, <u>Eric Felton</u>   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>GRV Securities LLC</u>   , as

of <u>December 31</u>   , 20<u>15</u>   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No exceptions

<u>Σ.Ν 7eℓℓ⌒</u>
Signature

<u>Chief Financial Officer</u>
Title

<u>Lea Crawford Thies</u>
Notary Public   2/16/16

OFFICIAL SEAL
LEA CRAWFORD THIES
Notary Public - State of Illinois
My Commission Expires Dec. 14, 2016

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


GCM GROSVENOR

GRV Securities LLC
Statement of Financial Condition
December 31, 2015
Available for Public Inspection

GRV Securities LLC
Index
December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Members of GRV Securities LLC

We have audited the accompanying statement of financial condition of GRV Securities LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GRV Securities LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 16, 2016

1

GRV Securities LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	356,788
Other assets		163,057
Total assets	$	519,845

Liabilities and Members' Equity

Accrued expenses	$	25,311
Payable to affiliate		2,809
Total liabilities		28,120
Members' equity		491,725
Total liabilities and members' equity	$	519,845

The accompanying notes are an integral part of the statement of financial condition.

1.   **Organization**

GRV Securities LLC (the "Company") (formerly known as Grosvenor Securities LLC) was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Effective March 30, 2007, the Company entered into a Preferred Membership Interest Purchase Agreement with a third party ("Preferred Member"). Under the agreement, in exchange for a $3,000 contribution, the Preferred Member was issued preferred interests in the Company and is entitled to receive cumulative dividends at the rate of 10% per annum. These dividends are payable quarterly. The preferred interests have a liquidation preference equal to $3,000 plus any unpaid but accrued dividends.

The Company's profits and losses are allocated in accordance with the Amended and Restated Limited Liability Company Agreement dated March 30, 2007. Profits are allocated first to GCMLP (the "Common Member") and the Preferred Member to the extent of any losses previously allocated; second to the Preferred Member to the extent of the Preferred Member's accrued dividend and thereafter to the Common Member. Losses are allocated first to the extent of any profits previously allocated to the Common Member and Preferred Member; second to the extent of the Common Member's capital balance; third to the extent of the Preferred Member's capital balance and thereafter to the Common Member.

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity or securities clearing. The Company's sole functions are to i) serve as a placement agent of interests in certain private investment funds sponsored or managed or advised by GCMLP and GCM Customized Fund Investment Group, L.P. ("GCM CFIG")(investment funds are referred to as the "GCM Grosvenor Funds"): ii) serve as principal underwriter for certain GCM Grosvenor Funds that are registered as "open-end" investment companies under the Investment Company Act of 1940; iii) provide wholesaling and distribution services to such open-end GCM Grosvenor Funds; iv) provide wholesaling and distribution services to certain GCM Grosvenor Funds that are "closed-end" investment companies under the Investment Company Act of 1940; and v) provide certain support services to third-party selling agents that market the open-end, closed-end and certain private GCM Grosvenor Funds. (the "Grosvenor Funds"). The private GCM Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2.   **Summary of Significant Accounting Policies**

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and

GRV Securities LLC
Notes to Statement of Financial Condition
December 31, 2015

liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Other Assets
Other assets include prepaid items, which consist primarily of 2016 FINRA renewal fees.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* which will supersede most current revenue recognition guidance, including industry-specific guidance. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The entity will recognize revenue to reflect the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract. The standard recently has been deferred one year to be effective for public entities beginning January 1, 2018. Early adoption of the standard is permitted as of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Partnership is currently evaluating the impact on its financial statements upon the adoption of this new standard.

3. **Related Parties**

Effective January 2, 2014, the Company entered into the Second Amended Master Placement Agent Agreement (the "Agreement") with GCMLP and GCM CFIG whereby, in exchange for an annual fee, the Company acts primarily as a placement agent for the GCM Grosvenor Funds. Effective April 1, 2013, the annual fee was $400,000.

In addition to the Agreement, the Company has entered into an Amended Expense Agreement ("Expense Agreement") with GCMLP and GCM CFIG. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. GCMLP pays for the expenses and is reimbursed by the Company from time to time. Accrued expenses represent direct expenses incurred, but not yet paid by GCMLP. The payable to affiliate represents the expenses to be reimbursed by the Company to GCMLP. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of, GCMLP or GCM CFIG. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses.

4. **Income Taxes**

The Company is not subject to federal income taxes as its members, are individually liable for the taxes, if any, on their distributive share of realized income, gain, loss, deductions or credits.

Accounting Standards Codification 740 ("ASC 740") requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial

statements is limited to the largest benefit that has a greater than fifty percent cumulative probability of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2015, the Company has evaluated its tax positions under ASC 740 and determined it was not required to book a liability for uncertain tax positions. If the Company was to incur penalties and interest, such expenses would be classified as a component of other expense in the accompanying statement of operations.

Although the Company is not subject to federal income taxes, the Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2012
Illinois	2012

5. **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital, as defined under Rule 15c3-1, of $328,668 and excess net capital of $323,668. The ratio of aggregate indebtedness to net capital was 0.09 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(i) of that Rule.

6. **Subsequent Events**

The Company has reviewed subsequent events occurring through February 16, 2016, which represents the date that these financial statements were available to be issued and determined that no subsequent events have occurred that would require recognition or additional disclosure.



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